October 22, 2024

Suying Liu
Chief Executive Officer
Mountain Crest Acquisition Corp. V
524 Broadway, 11th Floor
New York, NY 10012

       Re: Mountain Crest Acquisition Corp. V
           Preliminary Proxy Statement on Schedule 14A
           Filed October 10, 2024
           File No. 001-41062
Dear Suying Liu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   James A. Prestiano